MATERIAL CHANGE REPORT
pursuant to subsection 7.1 (2) OR (3) of National Instrument 51-102

Item 1 Name and Address of Company

Las Vegas from Home.com Entertainment Inc.

Item 2 Date of Material Change

May 13, 2005.

Item 3 News Release

The Company’s news release was disseminated via Canada Newswire on May 13, 2005.

Item 4 Summary of Material Change

The Company closed the previously announced bought-deal private placement of 12,485,500 Subscription Receipts (“Subscription Receipts”) at a price of $0.65 per Subscription Receipt, for total gross proceeds of $8,115,575.

Item 5 Full Description of Material Change

The Company announced that it has closed the previously announced bought-deal private placement of 12,308,000 Subscription Receipts (“Subscription Receipts”) at a price of $0.65 per Subscription Receipt, for total gross proceeds of $8,000,200. In addition, the Underwriters exercised an option to acquire an additional 177,500 Subscription receipts, for a total of 12,485,500 Subscription Receipts and a total gross proceeds of $8,115,575. Each Subscription Receipt is exercisable into one unit (a “Unit”) of the Corporation. Each Unit is comprised of one common share (“Common Share”) of the Corporation and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $1.00 for 24 months following the closing of the Offering.

Wellington West Capital Markets Inc. and CIBC World Markets Inc. led the underwriting syndicate, which also included GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”). The Underwriters were paid a cash commission of 6.75% of the gross proceeds of the Offering and a compensation warrant entitling them to purchase up to 842,771 Units at a price of $0.65 per Unit on or before May 13, 2007.

The proceeds of the Offering, exclusive of the proceeds from the sale of 2,497,100 Subscription Receipts, will be held in escrow pending the receipt of the certificate of articles of amendment of the Corporation providing for an increase in the authorized capital of the Corporation to a number of Common Shares sufficient to permit the issuance of all of the underlying Common Shares.

The proceeds from the Offering will be used to fund the Company’s continued growth, to expand sales and marketing initiatives, for potential acquisitions by the Corporation, and for general working capital purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

To obtain further information, contact Jacob H. Kalpakian, President and CEO of the Company, at (604) 681-0204.

Item 9 Date of Report

May 13, 2005.